CONFIDENTIAL TREATMENT

Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked "[*]," have been filed separately with the Securities and Exchange Commission.

APPRAISAL REPORT

Effective date of appraisal
June 30, 2000

Prepared for
MBIA Insurance Corporation

By
Bret P. Vicary, Ph.D., MAI

November 29, 2000

UST Yakima Property
Kittitas County, Washington

JAMES W. SEWALL COMPANY
ESTABLISHED 1880

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Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked "[*]," have been filed separately with the Securities and Exchange Commission.

JAMES W. SEWALL COMPANY
ESTABLISHED 1880

November 29, 2000

[*]
Structured Finance Division
MBIA Insurance Corporation
113 King Street
Armonk, NY  10504

RE: UST Yakima Property - Kittitas County, Washington

Dear [*]

I am pleased to submit this review appraisal pertaining to property held by U.S. Timberlands Company, L.P. (UST) and consisting of some 56,792 acres of forestland in Kittitas County, Washington. You have asked Sewall Company to estimate the market value of the subject property. I understand that you intend to use this appraisal for collateral valuation purposes as you contemplate financing this property for UST.

This review appraisal is prepared to standards promulgated by the Uniform Standards of Professional Appraisal Practice and the Appraisal Institute. Sewall Company's client is MBIA, and we understand that the intended users include MBIA and UST. We authorize MBIA to share this appraisal with BMO Nesbitt Burns and Mason, Bruce & Girard, at MBIA's discretion.

With your authorization, Sewall Company engaged several subcontractors to analyze various economic units of the subject property. This review appraisal refers to individual reports prepared by our subcontractors, and develops an overall conclusion of value based on their work and our best judgment. The results of this process are summarized as follows:

Forest Inventory Review. Jackson & Prochnau, Inc. conducted an independent timber inventory of the Cabin Creek Block, consisting of 5,935 acres. Their work focused on merchantable timber stands and resulted in reliable timber volume estimates. They also conducted a check cruise of Mason, Bruce & Girard's 1998 timber inventory of the Teanaway Block, consisting of 50,587 acres. The check cruise revealed some variances, but provides a reasonable level of comfort with the Teanaway volume estimates.

Commercial Timberland Appraisal. Pacific Forest Consultants, Inc. prepared a complete, self-contained appraisal of [*] acres. This portion of the property has a highest and best use of commercial timber production and does not include [*] acres in the Teanaway Block having a highest and best use of rural residential subdivision. Pacific Forest Consultants concluded that the market value of the commercial timberland is $71 million. Sewall Company worked with Pacific Forest Consultant throughout the appraisal process, providing input where necessary. Sensitivity analysis reveals a range of plausible conclusions, and appears to support a conclusion in the range of $69 to $70 million.

Geographic Information Management, Mapping & Forestry Consulting
147 Center Street, P.O. Box 433          Park Aerial Surveys, a division of JSW
Old Town, Maine 04468-0433               5514 Poplar Parks Blvd., P.O. Box 19289
207 827 4456  fax: 207 827 3641          Louisville, Kentucky 40259-0289
info@jws.com  www.jws.com                502 969 2991  fax: 502 969 2221

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Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked "[*]," have been filed separately with the Securities and Exchange Commission.

HBU Study and Appraisal. Steven J. Herzog, MAI prepared a review appraisal opining on the contributory value of certain portions of the subject property having near-term and longer-term potential for rural residential subdivision and development. Mr. Herzog engaged Columbia Valuation Group, Inc. to conduct a detailed market analysis and appraisal of residential development potential. Columbia Valuation Group concluded that some [*] acres had near-term development potential worth $7,725,000.(1) This includes a sufficient amount of timber necessary to maintain the aesthetic appeal and marketability of potential building lots; it does not include additional timber that the prospective buyer of these HBU lands would likely anticipate liquidating prior to offering building lots for sale. Mr. Herzog concluded that the contributory value of this land is $7.0 to $7.3 million (excluding timber value).

Columbia Valuation Group also identified some [*] acres as timberland in transition to a higher and better use, or having longer-term development potential. While they did not offer an opinion of value for these lands, Mr. Herzog concluded that these lands have a stand-alone market value of $6,650,000, and a contributory value of $5.65 to $6.00 million (excluding timber value). He concludes that the combined contributory value of [*] acres is $12.65 to $13.30 million (excluding timber value).

The work conducted by Columbia Valuation Group appears to be competent, and their conclusions are well-supported, if not a bit conservative. Based on my knowledge of the property, and the behavior of typical timberland investors, Mr. Herzog appears to overestimate the extent to which prospective buyers of the entire Yakima property would confer additional contributory value to residential development potential. A more supportable estimate for the contributory value of near-term HBU lands ([*] acres by UST's estimate) is $6.18 million. It is not likely that a timberland investor would attach a large premium to the [*] acres of longer-term HBU lands. However, some of these acres clearly have HBU value that is not recognized in the commercial timberland valuation. Because of this, and the fact that the Columbia Valuation Group estimate is a bit conservative, it is reasonable to conclude that the contributory value of residential subdivision and development potential is approximately $6.5 million.

This estimate does not include timber value that the typical developer would expect to recoup prior to offering building lots for sale. Our analysis supports a timber premium of about $1.0 million for timber value. Therefore, the contributory value of the [*] acres of near-term HBU land is $7.5 million.

Final Estimate of Value. The primary motive for purchasing the subject property is for mid-to long-term timber production. Additional value derived from near-term HBU land reflects its contribution to the entire acquisition. Therefore, the estimated market value of the subject property, as of June 30, 2000, is ($69 to $70 million) plus ($7.5 million), or $76.5 to $77.5 million.

                         $76.5 to $77.5 MILLION DOLLARS
                           $76,500,000 to $77,500,000
                            $1,347 to $1,364 per acre

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(1)   Acreage taken from tax rolls. This equates to the 2.278 acres estimated by
      UST from GIS analysis.

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Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked "[*]," have been filed separately with the Securities and Exchange Commission.

The following report presents assumptions and limiting conditions, pertinent facts, and the reasoning leading to my conclusions. For additional detail, the reader should refer to reports prepared by Pacific Forest Consultants, Columbia Valuation Group, and Steven Herzog.

Sincerely yours,

/s/ Bret P. Vicary
Bret P. Vicary, PhD., MAI
Appraiser/Resource Analyst
ME Certified General Appraiser #5